FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               April 11, 2007


                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: April 11, 2007
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary

Timing of Smith & Nephew First Quarter Results

11 April 2007

Smith & Nephew plc will be announcing its results for the first quarter ending 31 March 2007 on Thursday 3 May 2007 at 11am BST/6am Eastern. A presentation for financial analysts will be held at 11.45am BST/6.45am Eastern, which can be heard live via webcast on the Smith & Nephew website at www.smith-nephew.com and available on the site archive shortly afterwards.

About Us

Smith & Nephew (LSE: SN, NYSE:SNN) is one of the world's leading medical devices companies, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management. Smith & Nephew ranks as the global leader in arthroscopy and advanced wound management and is the fastest growing full-line orthopaedics company in the world.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeon and healthcare professional customers, with whom its name is synonymous with the highest standards of performance, innovation and trust. The company has over 8,800 employees and operates in 31 countries around the world, generating sales of $2.8 billion.


Enquiries:

  Smith & Nephew UK

  Julie Allen                                      Tel: +44 (0)20 7401 7646

  Investor Relations Co-ordinator

  Financial Dynamics UK

  David Yates/Ben Atwell                           Tel: +44 (0)20 7831 3113

  Financial Dynamics US

  Jonathan Birt                                    Tel: +1 212 850 5634